[Merisant Letterhead]

November 1, 2004

VIA EDGAR SUBMISSION

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549
Attention:	Ms. Lesli Sheppard
Ms. Pamela Long
Re:
Merisant Worldwide, Inc.
Registration Statement on Form S-1
SEC File No. 333-115021 (the "Registration Statement")

Ladies and Gentlemen:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Merisant Worldwide, Inc. (the "Company") hereby applies for the withdrawal of the Registration Statement, together with all exhibits and amendments thereto. The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 30, 2004 and was amended on June 14, 2004, August 10, 2004 and September 21, 2004.

        Due to current market conditions, the Company has determined not to effect its initial public offering of income deposit securities or the related public offering of senior subordinated notes at this time. The Registration Statement was never declared effective and no securities have been issued or sold pursuant thereto. The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

        The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

        Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

        If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (312) 840-5678 or Carol M. Lind, Esq. at Sidley Austin Brown & Wood LLP, outside counsel to the Company, at (312) 853-7034.

Very truly yours,
/s/ DONALD J. HOTZ
Donald J. Hotz Chief Financial Officer